650 Page Mill Road Palo Alto, CA 94304-1050 650.493.9300 650.493.6811 www.wsgr.com

January 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Tracey Houser
Kevin Vaughn
Courtney Lindsay
Celeste Murphy

Re:	Edgewise Therapeutics, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted December 18, 2020
CIK No. 0001710072

Ladies and Gentlemen:

On behalf of our client, Edgewise Therapeutics, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated January 12, 2021 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is concurrently submitting via EDGAR this letter and an Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page numbers of Amendment No. 1.

Draft Registration Statement on Form S-1, Confidentially Submitted on December 18, 2020

Overview

Table, page 1

1.	Your pipeline table includes three separate pre-clinical phases, which gives the impression that your product candidates are farther along in the clinical process. Revise the table to eliminate the separate column for POC, as that stage is not sufficiently distinct.

In response to the Staff’s comment, the Company has updated the pipeline table on pages 1, 97 and 123 of Amendment No. 1.

Overview

Our Research Programs, page 3

2.	Please expand your disclosure here and at page 122 whether the company anticipates advancing your research programs into the next stage of development in the near term. Please also discuss if you have devoted significant resources to these programs to date.

In response to the Staff’s comment, the Company has updated the disclosure on pages 4 and 97 of Amendment No. 1.

austin beijing boston brussels hong kong london los angeles new york palo alto san diego san francisco seattle shanghai washington, dc wilmington, de

Securities and Exchange Commission

January 22, 2021

Risks Related to Our Business, page 4

3.	Please expand your disclosure here to explicitly state that you have not generated any revenue. We note your disclosure on page 13 in this regard.

In response to the Staff’s comment, the Company has updated the disclosure on page 5 of Amendment No. 1.

4.	Please state here that you have limited resources and you are currently focusing the majority of your efforts on developing EDG-5506 for particular indications and that as a result, you may fail to capitalize on other indications or product candidates that may ultimately have proven to be more profitable.

In response to the Staff’s comment, the Company has updated the disclosure on page 5 of Amendment No. 1.

5.	Please disclose here that your patent portfolio is pending and that you do not own any issued patents or in-license any patents. We note your disclosure on page 47.

In response to the Staff’s comment, the Company has updated the disclosure on page 5 of Amendment No. 1.

6.	Please expand your disclosure here, or where you deem appropriate in your Prospectus Summary, to provide more details on the competition you face. We note your disclosures on pages 24 and 126 in this regard. You may choose to provide a cross-reference to these disclosures.

In response to the Staff’s comment, the Company has updated the disclosure on page 5 of Amendment No. 1.

Risks Related to Regulatory Approval and other Legal Compliance Matters

We may not be able to obtain orphan drug designation or obtain or maintain orphan drug exclusivity for our product candidates..., page 35

7.	We note that you plan to seek orphan drug designation for your lead product candidate and that its potential treatment population is "small and has not been established with precision." Please tell us if your operations will materially depend on your lead product candidate receiving orphan drug designation. If so, please revise your prospectus summary and any other locations you deem appropriate to reflect this information.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company does not expect its operations to materially depend on its lead product candidate receiving orphan drug designation.

Risks Related to Our Dependence on Third Parties

We contract with third parties for the production of our product candidates for preclinical studies..., page 59

8.	We note that you rely, and expect to continue to rely, on third-party manufacturers for the production of your product candidates for preclinical studies and clinical trials. Please summarize where you deem appropriate and attach as an exhibit any material agreement(s) in connection with this production.

Securities and Exchange Commission

January 22, 2021

In response to the Staff’s comment, the Company respectfully advises the Staff that, although the Company has relied on a single third-party manufacturer for the production of its product candidates, such third party is not the sole possible manufacturer of such product candidates, the agreement with such third party does not provide for exclusivity or minimum production requirements, and the Company believes it could secure an alternative third party manufacturer on a timely basis. Therefore, the Company is not substantially dependent upon any third-party manufacturer. As a result, the Company has determined that its agreement with its third-party manufacturer is not a material contract for purposes of Item 601(b)(10) of Regulation S-K.

Risks Related to this Offering and Ownership of Our Common Stock

Our amended and restated bylaws that will become effective upon the closing of this offering provide that the Court of Chancery..., page 70

9.	We note that your amended and restated bylaws will provide that the Court of Chancery of the State of Delaware is the exclusive forum for certain claims and that the federal district courts will be the exclusive forum for Securities Act claims. You also state that this provision "would not apply to suits brought to enforce to enforce a duty or created by the Exchange Act." Please ensure that your amended and restated bylaws reflects this language.

In response to the Staff’s comment, the Company respectfully advises the Staff that it plans to adopt Amended and Restated Bylaws, to be effective upon the closing of the offering, which will state that such exclusive forum provision does not apply to any action brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended.

Market, Industry and Other Data, page 74

10.	It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. Accordingly, please delete your statement that your internal research has not been verified by any third party. Alternatively, specifically state that you take liability for such research.

In response to the Staff’s comment, the Company has updated the disclosure on page 74 of Amendment No. 1 to remove the references to its internal research not having been verified by any third party.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-based Compensation, page 91

11.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock and conversion prices of preferred stock on issuances leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

In response to the Staff’s comment, the Company advises that it will provide the Staff with the requested information once an estimated offering price range has been determined by the Company and the underwriters.

Business

Intellectual Property, page 127

12.	We note you state that you "own or in-license a patent portfolio consisting of over 5 patent families, including pending U.S. patent applications, pending Patent Cooperation Treaty applications and corresponding pending patent applications in a number of key international markets." Please disaggregate this information and provide separate information on what you in-license and what you own.

In response to the Staff’s comment, the Company has updated the disclosure on page 128 of Amendment No. 1 to provide separate information on what patent applications the Company in-licenses and what the Company owns.

Business

Third Party Agreements, page 128

13.	Please expand your discussion of your exclusive license agreement with The Ohio State Innovation Foundation to include how it relates to your product candidates. File the agreement as an exhibit or tell us why you are not required to do so. See Item 601(b)(10)(ii)(B).

In response to the Staff’s comment, the Company has updated the disclosure on page 129 of Amendment No. 1 to expand the discussion regarding the license agreement with The Ohio State Innovation Foundation (“OSIF”). The Company advises that it has determined that its license agreement with OSIF (the "OSIF License") is not a material contract for purposes of Item 601(b)(10) of Regulation S-K. The product candidates under development by the Company are not based on the intellectual property licensed from OSIF. The pending patent applications licensed from OSIF disclose compounds and uses of those compounds in treating diseases unrelated to muscular dystrophy, which is the Company’s current area of focus, and the development of the Company’s current product candidates is unrelated to the therapeutic targets or mechanisms of action that are the subject of the patent applications licensed from OSIF. The Company sought to license the patent applications from OSIF because certain of the compounds disclosed in such patent applications may share some structural similarity with certain of the Company’s product candidates currently under development. The patent applications licensed from OSIF may, in the future, provide additional patent coverage for certain aspects of the Company’s product candidates currently under development, depending on the eventual scope of any OSIF patents if and when issued, which scope and likelihood of issuance are uncertain. The OSIF License is not required for the current conduct of the Company’s business, and the Company is not substantially dependent upon the OSIF License. For these reasons, the Company has determined that the OSIF License is not a material contract and does not meet any of the criteria that would require the Company to file OSIF License under Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commission

January 22, 2021

14.	Please expand your disclosure to explicitly state whether you have made any payments due under your license agreement with The Ohio State Innovation Foundation.

In response to the Staff’s comment, the Company has updated the disclosure on page 129 of Amendment No. 1. to disclose the amount it has paid OSIF to date pursuant to the terms of the OSIF License.

General

15.	Please enlarge or otherwise adjust the text in your pipeline and research programs charts on pages 1, 97, and 122 to ensure that all text is legible.

In response to the Staff’s comment, the Company has updated the charts on pages 1, 97 and 123 of Amendment No. 1 to make them more legible.

16.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company respectfully advises that the Company and anyone authorized to act on the Company’s behalf, have not yet provided any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to any potential investors in reliance on Section 5(d) of the Securities Act. To the extent that the Company, or anyone authorized to act on the Company’s behalf, presents any such written communications to potential investors in reliance on Section 5(d) of the Securities Act after the date hereof, the Company will supplementally provide the Staff with copies of any such written communications.

* * * *

Please direct any questions with respect to this confidential submission to me at (650) 849-3223 or tjeffries@wsgr.com.

Securities and Exchange Commission

January 22, 2021

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Tony Jeffries Tony Jeffries

cc:	Kevin Koch, Edgewise Therapeutics, Inc.

R. Michael Carruthers, Edgewise Therapeutics, Inc.

John Moore, Edgewise Therapeutics, Inc.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.

Melissa Rick, Wilson Sonsini Goodrich & Rosati, P.C.

Richard Segal, Cooley LLP

Divakar Gupta, Cooley LLP

Ryan Sansom, Cooley LLP